Exhibit 21.1

List of Significant Subsidiaries of INC Research Holdings, Inc.

Entity Name	Jurisdiction
INC Research, LLC	Delaware
INC Research Investment, LLC	Delaware
INC Research Europe Holdings Limited	United Kingdom
INC Research Holdings Limited	United Kingdom
INC Research International Holdings Limited	United Kingdom
INC Research Branches Limited	United Kingdom
Kendle NC, LLC	North Carolina
INC Research UK Limited	United Kingdom
INC Research International Limited	United Kingdom